KPMG LLP Two Financial Center 60 South Street Boston, MA 02111

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated:

We consent to the use of our report, dated April 22, 2013, with respect to the statement of assets and liabilities (in Organization) of Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated, as of April 18, 2013, and the related statement of operations (in Organization) for the period October 10, 2012 to April 18, 2013, incorporated by reference herein, and to the references to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus and the statement of additional information on Form N-2.

Boston, Massachusetts
May 22, 2013

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